UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of October 2018

333-206723
(Commission File Number)

P.V. Nano Cell Ltd.

(Exact name of Registrant as specified in its charter)

8 Hamasger Street
Migdal Ha’Emek, Israel 2310102

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On October 9th, 2018, P.V. Nano Cell Ltd. (the “Issuer”) issued a press release announcing cooperation with Ferro’s DipTech printer producer to supply inks to the automotive industry.

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Exhibit Index

Exhibit No.	Description

99.1	2018-10-09 PV Nano Cell Sicrys and Ferro.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.V. Nano Cell Ltd.

Date October 9th, 2018	By:	/s/ Dr. Fernando de la Vega
Name: Dr. Fernando de la Vega
Title: Chief Executive Officer

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